  As filed with the Securities and Exchange Commission on September 14, 2001


                                                      Registration No. 333-65980

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-3

                                AMENDMENT NO. 1

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                       Digital Generation Systems, Inc.
            (Exact name of registrant as specified in its charter)

                Delaware                                        94-3140772
    (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                        Identification No.)


                  750 West John Carpenter Freeway, Suite 700
                              Irving, Texas 75039
                                (972) 581-2000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Matthew E. Devine
                            Chief Executive Officer

                  750 West John Carpenter Freeway, Suite 700
                              Irving, Texas 75039
                                (972) 581-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                                 David Earhart
                           Gardere Wynne Sewell LLP
                          1601 Elm Street, Suite 3000
                              Dallas, Texas 75201
                                (214) 999-4645


Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]





The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2001



PROSPECTUS



                       Digital Generation Systems, Inc.

                  750 West John Carpenter Freeway, Suite 700
                              Irving, Texas 75039
                                (972) 581-2000


                        725,199 Shares of Common Stock


     Certain of our shareholders are offering to register for sale from time to time up to 725,199 shares of our common stock under this prospectus. These shares were purchased by the registering shareholders from us in a private placement in December 1999. The registering shareholders may offer the shares:

           -to or through one or more underwriters;

           -directly to private purchasers;

           -on the Nasdaq National Market in typical brokerage transactions; or

           -in negotiated transactions, or otherwise.

     The registering shareholders may sell the shares of common stock covered by this prospectus:

           -at market prices prevailing at the time of sale;

           -at prices related to the then-prevailing market price; or

           -at negotiated prices.

       We will not receive any proceeds from the sale of the shares of common stock by the registering shareholders. No minimum purchase is required, and no arrangement has been made to have funds received by the registering shareholders or any registered representatives placed in an escrow, trust or similar account or arrangement.

     Our common stock is listed on the Nasdaq National Market under the symbol "DGIT." On September 10, 2001, the closing price for the common stock as reported on Nasdaq was $2.00 per share.

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 2.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


September 14, 2001

                                 RISK FACTORS

     In evaluating an investment in our common stock, you should carefully consider the following risk factors and other information contained in or incorporated by reference into this prospectus. Some information in this prospectus may contain "forward looking" statements that discuss future expectations of our financial condition and results of operations. The risk factors noted in this section and other factors could cause our actual results to differ materially from those contained in any forward-looking statements.

We have a history of losses and our future operating results are uncertain.

     We were founded in 1991 and have been unprofitable since our inception. We could continue to generate net losses in the near future. Historical revenue growth rates may not be sustainable and you should not use these growth rates as an indication of future revenue growth, if any, or as an indication of future operating results. Our future success also depends in part on obtaining continued reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs.
As a result of the foregoing factors, our revenues may not grow or may not be sustained in future periods. In addition, we may not be able to reduce delivery and service costs or achieve or sustain profitability in any future period.

     StarGuide Digital Networks, Inc., our wholly owned subsidiary, has not yet achieved profitability and based on its limited operating history, future profitability is uncertain. StarGuide's predecessor was organized on November 2, 1994. StarGuide has not yet achieved profitability and we do not expect it to do so for several years. Accordingly, StarGuide has only a limited operating history upon which an evaluation of StarGuide and its prospects can be based. StarGuide's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks associated with newly developed markets, expenses related to continuous technology upgrade and difficulties developing and retaining strategic relationships. To address these risks, StarGuide must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, continue to upgrade its technologies and begin to commercialize products incorporating such technologies. StarGuide may not be successful in addressing any or all of these risks and may not be able to achieve or sustain profitability. The operating history of StarGuide makes the prediction of future results of operations impossible. StarGuide's operating results may in the future vary significantly depending on a variety of factors. In response to competitive pressures, StarGuide may take certain pricing or marketing actions, such as establishing more competitive pricing and increasing amounts spent on advertising, which could lower revenues and materially affect our financial condition and results of operations.

     As of December 31, 2000, the combined company's accumulated deficit was approximately $60 million. We cannot assure you that we will be able to achieve profitability in the future.

Our business is targeted at developing markets. If these markets do not continue to develop, or do not accept our products and services, the future growth of our business could be jeopardized.

     The market for the electronic delivery of digital audio and video transmissions by advertisers, advertising agencies, production studios and video and music distributors to radio and television stations is relatively new, and alternative technologies are rapidly evolving. Successful development of our target markets requires us to overcome buyer inertia related to the diffuse and relatively low level decision making regarding an agency's choice of delivery services and long-standing relationships with existing dub and ship vendors. Therefore, it is difficult to predict the rate at which the market for the electronic delivery of digital audio and video transmissions will grow, if it grows at all. If the market fails to grow, or grows more slowly than we anticipate, our business, operating results and financial condition would be seriously harmed. Even if the market does grow, our products and services may not achieve commercial success. Although we intend to conform our products and services to meet existing and emerging standards in the market for the electronic delivery of digital audio and video transmissions, we may not be able to conform our products to such standards in a timely fashion, if at all. We believe that our future growth will depend, in part, on our ability to add these services and additional customers in a timely and cost-effective manner. However, we may not be successful in developing such services or in obtaining new customers for such services. Furthermore, we may not be successful in obtaining a sufficient number of radio and television stations, radio and television networks, advertisers, advertising agencies, production studios and audio and video distributors who are willing to bear the costs of expanding and increasing the integration of our network, including our field receiving equipment and rooftop satellite antennae.


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

     Our marketing efforts to date with regard to our products and services have involved identification and characterization of specific market segments for these products and services with a view to determining the target markets that will be the most receptive to such products and services. We may not have correctly identified such markets and our planned products and services may not address the needs of such markets. Furthermore, our technologies, in their current form, may not be suitable for specific applications and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary. Broad commercialization of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

     StarGuide's products are targeted at developing markets; if these markets do not continue to develop, or if new customers do not accept StarGuide's products, the future growth of its business could be jeopardized. To date, StarGuide's products have been purchased primarily by customers in the broadcast industry. In order to achieve sustained growth, the market for StarGuide's products must continue to develop and StarGuide must expand this market to include additional applications within the broadcast market and develop new products and new applications for existing products in new markets such as distance learning and training, finance and retail. StarGuide believes that its products and services are among the first commercial products to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services. However, StarGuide's products may not be accepted by the market. In addition, it is possible that:


         .  the convergence of several industry segments may not continue;

         .  markets may not develop as a result of such convergence; or

         . if markets develop, such markets may not develop either in a direction beneficial to StarGuide's products or product positioning or within the time frame in which StarGuide expects to launch new products and product enhancements.


     Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, we cannot predict the growth rate, if any, and the size of the potential market for our products. If markets for our products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, the future growth of our business could be jeopardized and our financial condition adversely affected.

If we are not able to develop new products and services to respond to rapid technological changes, the success of our business could be compromised.

     The market for the distribution of digital audio and video transmissions is characterized by rapidly changing technology. Our success will depend, in part, on the technological quality of our products and processes relative to those of our competitors and our ability to develop and introduce new and enhanced products and services at competitive prices and in a timely and cost-effective fashion. Our development efforts have been focused on:


         .  satellite transmission technology;

         .  Internet transmission technology;


         .  video compression technology;

         .  TV station systems interfaces; and

         .  reliability and throughput enhancements to our network.

     The growth of our electronic video delivery services also depends on our ability to obtain reliable and cost-effective satellite delivery capability. Development efforts in satellite transmission technology are oriented to development and deployment of software to lower transmission costs and increase delivery reliability. Development efforts in video compression technology are directed toward integration of emerging broadcast quality compression systems within our existing network, thereby continuing to improve picture quality while maintaining compliance with


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

industry standards. TV station system interface implementation includes various system control protocols and improvements of the system throughput and reliability.

     We have a non-exclusive agreement with Hughes Network Systems, Inc. that expires in December 2002. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to their satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Hughes is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Hughes does not meet these requirements. The agreement states that Hughes can terminate the agreement if we do not make timely payments or become insolvent. We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the Hughes satellite system. However, the Hughes satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all.

     The introduction of new products can render existing products obsolete or unmarketable. We may not be successful in identifying, developing, contracting for the manufacture of and marketing product enhancements or new products that respond to technological change. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of any new products or product enhancements, and these products may not adequately meet the requirements of the marketplace and achieve market acceptance. If we experience delays in introducing new products and services or enhancements to existing products and services, our customers may begin to use the products and services of our competitors resulting in a loss of revenue. If we are unable to develop and introduce new products and services or enhancements of existing products and services in a timely manner and with a significant degree of market acceptance, our business, financial condition and results of operations will be seriously damaged.

     If StarGuide is not able to develop new products and services to respond to rapid technological changes, the success of its business could be compromised as well. StarGuide's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements for new and existing markets that incorporate technological changes and innovations, meet changing customer or regulatory requirements, or meet emerging industry standards. StarGuide expects to make significant investments in research and development and to acquire complementary businesses and product lines in an effort to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products. However, StarGuide may not successfully develop new products or product enhancements, or, if developed, such new products or product enhancements may not be developed in time to capture market opportunities or achieve a significant sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Furthermore, new or enhanced products offered by StarGuide may contain defects when they are first introduced or released.

     Any inability on the part of StarGuide to successfully define, develop and introduce new products and product enhancements or to successfully anticipate market requirements may adversely affect StarGuide's growth potential and results of operations. In addition, development and manufacturing schedules for technology products are difficult to predict, and StarGuide may not achieve timely initial customer shipments of new products. Further, the distribution channels, technical requirements and levels and bases of competition in other markets may be different than those in StarGuide's current market. StarGuide may not be able to compete favorably in those other markets.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

     We depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful, for whatever reason, a station might be prevented from selling air-time which it otherwise could have sold. Although we disclaim any liability for lost air-time, stations may nevertheless assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, either of which would seriously harm our business, financial condition and results of operations. Although we maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which are outside of our control, including:


         .  equipment failure;

         .  interruption in services by telecommunications service providers;
            and

         . our inability to maintain our installed base of audio and video units that comprise our distribution network.

     Failure to make timely deliveries for whatever reason could result in dissatisfied advertisers refusing to make further deliveries through us, which would seriously harm our business, financial condition and results of operations.

The markets in which we operate are highly competitive, and we may be unable to compete successfully against new entrants and established companies with greater resources.

     We currently compete in the market for the distribution of audio advertising spots to radio stations and the distribution of video advertising spots to television stations. The principal competitive factors affecting these markets are ease of use, price, timeliness and accuracy of delivery. We compete with a variety of dub and ship houses and production studios that have traditionally distributed taped advertising spots via physical delivery. Although such dub and ship houses and production studios generally do not offer electronic delivery, they have long-standing ties to local distributors that may be difficult for us to replace. Some of these dub and ship houses and production studios have greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than we have.

     In the market for the distribution of video content to television stations, we encounter competition from numerous large and small dub and ship houses and production studios, certain of which currently function as marketing partners with us in the audio distribution market.


     To the extent that we are successful in entering new markets, such as the delivery of other forms of content to radio and television stations, we would expect to face competition from companies in related communications markets and/or package delivery markets. Some of these companies in related markets could offer products and services with functionality similar or superior to ours. Telecommunications providers, such as AT&T, MCI Worldcom and Regional Bell Operating Companies, could also enter the market as competitors with materially lower electronic delivery transportation costs. We could also face competition from entities with package delivery expertise such as Federal Express, United Parcel Service, DHL and Airborne if any such companies enter the electronic data delivery market. Radio networks such as ABC or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

     Many of our current and potential competitors in the markets for audio and video transmissions have substantially greater financial, technical, marketing and other resources and larger installed customer bases than us. We may not be able to compete successfully against current and future competitors based on these and other factors.

     We expect that an increasingly competitive environment will result in price reductions that could result in lower profits and loss of market share, all of which would seriously harm our business, financial condition and results of operations. Moreover, the market for the distribution of audio and video transmissions has become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many of our competitors to devote significantly greater resources to the development and marketing of new competitive products and services. We expect that competition will increase substantially as a result of these and other industry consolidations and alliances, as well as the emergence of new competitors. Accordingly, we may not be able to compete successfully with new or existing competitors, and the effects of such competition could seriously harm our business, financial condition and results of operations.


     The markets in which StarGuide operates are highly competitive, and StarGuide may be unable to compete successfully against new entrants and established companies with greater resources. StarGuide believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including:

         . the price, quality and performance of StarGuide's and its competitors' products;


         . the timing and success of new product introductions by StarGuide and its competitors;

         .  the emergence of new technologies;

         . the number and nature of StarGuide's competitors in a given market;


         .  the assertion of intellectual property rights by others; and

         .  general market and economic conditions.

     StarGuide is aware of other companies that are focusing and may commit significant resources on developing and marketing products and services that will compete with StarGuide. StarGuide expects competition to continue to intensify as existing and new competitors begin to offer products, services or systems that compete with StarGuide's products. StarGuide's current or future competitors, many of whom have substantially greater financial resources, research and development resources, distribution, marketing and other capabilities than StarGuide, may apply these resources and capabilities to compete successfully against StarGuide. A number of the markets in which StarGuide sells its products are also served by technologies that are currently more widely accepted. StarGuide's potential customers may not be willing to make the initial capital investment necessary to convert to StarGuide's products and services. The success of StarGuide's systems against these competing technologies depends in part upon whether StarGuide's systems can offer significant improvements in productivity and sound quality in a cost- effective manner. Competitors may be able to develop systems compatible with, or that are alternatives to, StarGuide's proprietary technology or systems.

Any failure to manage growth could hinder the future success of our business.

     We have experienced rapid growth over the past several years that has resulted in new and increased responsibilities for management personnel and that has placed and continues to place a significant strain on our operating, management and financial systems and resources. To accommodate this growth and to compete effectively and manage future growth, if any, we must continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force.

     Our personnel, systems, procedures and controls may not be adequate to support our existing and future operations. Any failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage our employees could seriously harm DG Systems' business, financial condition and results of operations.

     Any failure of StarGuide to manage its growth could hinder the future success of its business. To fully exploit the market for its products and services, StarGuide must rapidly execute its strategy of acquiring complementary businesses and product lines and further develop StarGuide's products while managing anticipated growth by implementing effective planning and operating processes. To manage its anticipated growth, StarGuide must:


         . continue to implement and improve its operational, financial and management information systems;

         . hire and train additional qualified personnel;

         . continue to expand and upgrade its core technologies; and

         . effectively manage multiple relationships with various customers, joint venture and technological partners and other third parties.

     Demands on StarGuide's resources have grown rapidly with StarGuide's expansion, and StarGuide may in the future experience difficulties meeting the demand for its products and services. Although StarGuide believes that it has made adequate allowances for the costs and risks associated with this expansion, our systems, procedures or controls may not be adequate to support StarGuide's operations, and its management may not be able to achieve the rapid execution necessary to fully exploit the market for StarGuide's products and services. Any failure of StarGuide to manage its growth effectively could adversely effect our business, financial condition and results of operations.

Our sales cycles reflect seasonal buying patterns that can adversely affect operating results and lead to potential fluctuations in quarterly results.

     Our quarterly operating results have in the past and may in the future vary significantly depending on factors such as:


         .  volume of advertising as a result of seasonal buying patterns;

         .  timing of introductions of new products and services;

         .  increased competition;

         .  timing of promotional efforts; and

         .  general economic factors.

     For example, we have historically experienced lower sales in the first quarter and higher sales in the fourth quarter due to increased customer advertising volumes for the Christmas selling season. Additionally, in any single period, our revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In particular, our operating results have historically been significantly influenced by the volume of deliveries ordered by television stations during the "sweeps" rating periods that currently take place in February, May, August and November.

     Our expense levels are based, in part, on our expectations of future revenue levels. If revenue levels are below expectations, operating results are likely to be seriously harmed. In addition, we have historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting revenues and operating results. Fluctuations in revenues due to seasonality may become more pronounced as our revenue growth rate slows. Due to the unique nature of our products and services, we believe that we will incur significant expenses for sales and marketing, including advertising, to educate potential customers about such products and services.

     StarGuide's lengthy sales cycles can adversely affect operating results and lead to potential fluctuations in quarterly performance. Due to the complexity and substantial cost associated with providing integrated product solutions to provide audio, video, data and other information across a variety of media and platforms, licensing and selling StarGuide's products to customers typically involves a significant technical evaluation and commitment of cash and other resources. In addition, there are frequently delays associated with educating customers as to the productive applications of StarGuide's products, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain of StarGuide's foreign customers have lengthy purchasing cycles that may increase the amount of time it takes StarGuide to place its products with these customers. For these and other reasons, the sales cycle associated with the licensing and selling of StarGuide's products is lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance evaluations, both of which are beyond StarGuide's control. Because of the lengthy sales cycle and the large size of customers' average orders, if revenue projected from a specific customer for a particular quarter is not realized in that quarter, StarGuide's operating results for that quarter could be adversely affected. Due to the length of the sales cycle and other factors, we expect StarGuide's results of operations to continue to fluctuate on an annual and quarterly basis as a result of a number of factors, some of which are outside the control of StarGuide, which affect revenue, gross margin and operating expenses. We expect revenues to vary significantly as a result of:


         .  the timing of product purchases and introductions;

         . fluctuations in the rate of development of new markets and new applications for StarGuide's products;

         . the degree of market acceptance of new and enhanced versions of StarGuide's products;

         . the level of use of networking satellite and other transmission systems;

         .  increased competition;

         .  fluctuations in seasonal revenue; and

         . the general strength of domestic and international economic conditions.

     Further, to the extent that some of StarGuide's costs are relatively fixed, such as personnel and facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on StarGuide's results of operations in that quarter. StarGuide's quarterly results may also be affected by fluctuation in demand for and decline in the average selling prices of its systems and by increases in the costs of critical components used in manufacturing its systems.

We depend on our key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

     We believe that our future success will depend to a significant extent upon the services of certain key executive officers, particularly Scott K. Ginsburg, Chairman of the Board; Matthew E. Devine, Chief Executive Officer; Omar A. Choucair, Chief Financial Officer; and Jeffrey A. Dankworth, StarGuide's President. We do not have employment agreements with any of these key executive officers, and we do not carry key-man insurance. Uncontrollable circumstances such as the death or incapacity of any key executive officer could adversely impact our business.

     Our future success also depends upon our ability to retain and to attract and retain highly qualified management, sales, operations, technical and marketing personnel. We believe there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain our key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. Our inability to retain or to attract additional qualified personnel as needed could also adversely impact our business.

We depend upon single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be impacted if those relationships were discontinued.

     We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. Although these suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, it would delay our deployment of audio and video units. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign its products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we were able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers.

     We purchase components for our audio and video delivery on an as needed basis, and we are not required to meet minimum purchase commitments with our suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future. The inability to continue to obtain sufficient quantities of components in a timely manner, as required, or to develop alternative sources, as required, could result in delays or reductions in product shipments or product redesigns, which would seriously harm our business, financial condition and results of operations.

     Our dependence on Hughes' satellite system entails a number of significant risks. Our business, results of operations and financial condition would be seriously harmed if Hughes were unable for any reason to continue to meet our delivery commitments on a cost-effective basis or if any transmissions failed to satisfy our quality requirements. In the event that we were unable to continue to use Hughes' satellite capacity, we would have to identify, qualify and transition deliveries to an acceptable alternative satellite transmission vendor. Such an alternative satellite transmission vendor may not be available in a position to satisfy our delivery requirements on a timely and cost-effective basis, if at all. In the event that such an alternative satellite transmission vendor were available, the identification, qualification and transition process could take up to nine months or longer.

     We obtain our local access transmission services and long distance telephone access through an exclusive contract with MCI Worldcom, which expires on December 31, 2002. Our agreement with MCI provides for reduced pricing on various services provided in exchange for minimum purchases under the contract of $3.6 million per year. The agreement provides for certain achievement credits once specified purchase levels are met. Based on our current relationship with MCI, we believe that MCI will renew the agreement in 2002 on existing or more favorable terms. In the event that we are unable to renew our agreement with MCI, there are numerous alternative providers in the current long-distance telecommunications industry for the services that are currently provided to us by MCI. However, any material interruption in the supply or a material change in the price of either local access or long distance carrier service could seriously harm our business, results of operations and financial condition.

     StarGuide faces risks associated with its dependence upon suppliers. StarGuide relies on its suppliers to manufacture components for use in its products. StarGuide's suppliers also sell products to StarGuide's competitors and may in the future become competitors of StarGuide. StarGuide's suppliers may enter into exclusive arrangements with StarGuide's competitors, stop selling their products or components to StarGuide at commercially reasonable prices or completely stop selling their products or components to StarGuide. Although StarGuide believes that all of the services and products that it currently purchases from outside suppliers are presently available from other sources, if in the future StarGuide were unable to obtain certain services or components or develop alternative sources for those services or components, it could result in delays and increased costs in producing StarGuide's products and providing StarGuide's services. This, in turn, could create adverse consequences for our business.

We may not be able to secure additional financing to satisfy future capital needs.

     We intend to continue making capital expenditures to produce and install various equipment required by our customers to receive our services and to introduce additional services. We also expect to continue making capital expenditures related to our acquisition of StarGuide. In addition, we will continue to analyze the costs and benefits of acquiring certain additional businesses, products or technologies that we may from time to time identify. Assuming that we do not pursue one or more additional acquisitions funded by internal cash reserves, we anticipate that existing capital, cash from operations and funds available under existing line of credit agreements should be adequate to satisfy our capital requirements through the foreseeable future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. Our capital needs depend upon numerous factors, including:

         .  the progress of our product development activities;


         . the progress of product development activities related to StarGuide products;

         .  the cost of increasing our sales and marketing activities; and


         .  the amount of revenues generated from operations.

     We cannot predict any of the foregoing factors with certainty. In addition, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions. Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain financing for additional acquisitions on acceptable terms may prevent us from completing advantageous acquisitions and consequently could seriously harm our prospects and future rates of growth. Our inability to obtain additional funding for continuing operations or an acquisition would seriously harm our business, financial condition and results of operations. Consequently, we could be required to:

         . significantly reduce or suspend our operations;

         . seek an additional merger partner; or

         . sell additional securities on terms that are dilutive to our existing investors.

     StarGuide must continue to enhance and expand its network in order to maintain a competitive position and continue to meet increasing demands for high-quality, readily available service at competitive prices. StarGuide's ability to grow depends, to a significant extent, on its ability to continually expand its operations, and thus on significant capital equipment expenditures. We anticipate that we will need to raise additional funds through public or private debt or equity financings in order to undertake further expansion of our operations, acquire complementary businesses or technologies, develop new services or otherwise respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be reduced. Additional financing may not be available to us, or, if available, may not be on terms favorable to us. If adequate funds are unavailable or are unavailable on acceptable terms, we may be unable to expand our operations, develop new services or otherwise respond to competitive pressures. Such inability could seriously harm business, financial condition, and results of operations.

We depend on new product introductions for our growth.

     Our future growth depends on the successful and timely introduction of new products and services in markets that do not currently exist or are just emerging. Our goal is to introduce new services, such as media asset management and the means for a customer quickly and reliably to preview and authorize electronic delivery of video advertising spots. We may not successfully complete the development of such products and services. Even if we complete this development, we may not be able to introduce these products and services and they may not realize market acceptance or meet the technical or other requirements of potential customers. Our failure to successfully develop and introduce new products and services could seriously harm our business, financial condition and results of operations.

     StarGuide's success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements for new and existing markets that incorporate technological changes and innovations, meet changing customer or regulatory requirements, or meet emerging industry standards. StarGuide expects to make significant investments in research and development and to acquire complementary businesses and product lines in an effort to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products. However, StarGuide may not successfully develop new products or product enhancements or, if developed, such new products or product enhancements may not be developed in time to capture market opportunities or achieve a significant sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Furthermore, new or enhanced products offered by StarGuide may contain defects when they are first introduced or released. Any inability on the part of StarGuide to successfully define, develop and introduce new products and product enhancements or to successfully anticipate market requirements may hinder StarGuide's growth potential. In addition, development and manufacturing schedules for technology products are difficult to predict, and StarGuide may not achieve timely initial customer shipments of new products. Further, the distribution channels, technical requirements, and levels and bases of competition in other markets may be different than those in StarGuide's current market. StarGuide may not be able to compete favorably in those other markets.

Our business may be adversely affected if we are not able to protect our intellectual property rights from third-party challenges.

     We cannot assure that their intellectual property does not infringe on the proprietary rights of third parties. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our business. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We do not have any patents or patent applications pending. We generally enter into confidentiality or license agreements with our employees, distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. The steps that we have taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

     While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management personnel. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms. In the event of a successful claim of infringement and our failure or inability to license the infringed or similar proprietary information, our business, financial condition and results of operations could be seriously harmed.

     StarGuide's business will be adversely affected if it is not able to protect its intellectual property rights from third-party challenges. The success of StarGuide's business depends to a large extent upon its ability to protect trade secrets, obtain or license patents and operate its business without infringing on the rights of others. StarGuide currently has numerous patents issued and more than thirty other patent applications pending in the United States and abroad. StarGuide also has several trademark and copyright registrations. StarGuide is in the process of filing additional patent applications and applications for copyright registration. StarGuide currently licenses certain aspects of its technology to and from third parties. Although StarGuide believes that its patents, trademarks and copyrights have value, StarGuide's patents, trademark and copyright registrations, or any additional patents, trademarks or copyrights obtained in the future, may not provide meaningful protection from competition. The value of StarGuide's products depends substantially on StarGuide's technical innovation in fields in which there are currently many patent filings. StarGuide believes that as new patents are issued or as infringement of others' patents are brought to StarGuide's attention by the holders of such patents, StarGuide may be required to withdraw products from the market, negotiate licenses from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could significantly harm our business and jeopardize our financial condition.

     Although StarGuide believes that its products and other proprietary rights do not infringe upon the proprietary rights of third parties, third parties may assert infringement claims against StarGuide and such claims may be successful. StarGuide could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights.

Delaware law and certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to our shareholders

     Certain provisions of Delaware law and our by-laws could have the effect of delaying, deferring or preventing a change in control, even if doing so would be beneficial to our shareholders. Section 203 of the Delaware General Corporation Law restricts "business combinations" with "interested shareholders" for three years following the date that a person becomes an interested shareholder, unless the board of directors approves the business combination.

     Our Board of Directors amended our bylaws so that, commencing with the 2001 annual meeting of stockholders, the directors were divided into three classes with respect to the time for which they hold office. The term of office of the first class expires at the 2002 annual meeting of stockholders, the term of office of the second class expires at the 2003 annual meeting of stockholders, and the term of office of the third class expires at the 2004 annual meeting of stockholders. At each annual meeting of stockholders commencing with the 2002 annual meeting, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Because the Nasdaq National Market is likely to continue to experience extreme price and volume fluctuations, the price of our common stock may decline, thus making your investment more risky.

     The price at which our common stock will trade following this offering is likely to be highly volatile and may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. The stock markets, particularly the Nasdaq National Market, on which our common stock is listed, have experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of technology-related companies and have often been unrelated or disproportionate to the operating performance of those companies. Our common stock may not trade at the same levels of shares as that of other technology companies.

Some of the factors that may cause the market price of our common stock to fluctuate significantly, include:

     .  the addition or departure of key personnel;

     .  variations in our quarterly operating results;

     . announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;


     .  changes in financial estimates by securities analysts;

     .  sales of common stock or other securities in the future;


     . changes in market valuations of networking, Internet and telecommunications companies;

     .  fluctuations in stock market prices and trading volumes generally;

     .  sale of shares of common stock by significant holders; and


     .  changes in general economic conditions, including interest rate levels.

   If the realized benefits of the merger with StarGuide do not meet the expectations of financial or industry analysts, the market price of our common stock may decline. The market price of our common stock may decline as a result of the merger if:

     .  the integration of StarGuide is unsuccessful;

     . we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or


     . the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.

Sales of substantial amounts of our common stock in the public market could materially affect the market price of our common stock.

   Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock. In connection with the merger, StarGuide effectively issued approximately 28,236,000 shares of common stock. The sale of substantial amounts of our shares (including shares issued upon exercise of outstanding options) may cause substantial fluctuations in the price of our common stock. In addition, sales of a substantial amount of our shares within a short period of time could cause our stock price to steeply fall. Because investors would more than likely be reluctant to purchase shares of our common stock following substantial sales, our ability to raise capital through the sale of additional stock could be impaired.

Insiders have substantial control over us which will limit your ability to influence corporate actions, including changes in control.

   Our executive officers and directors and their respective affiliates own approximately 48% of our common stock, not including options or warrants to purchase additional shares of common stock. As a result, these shareholders are able to control or significantly influence all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control even if a change of control is in the best interest of all shareholders.

We may face challenges in integrating StarGuide and, as a result, may not realize the expected benefits of the merger.

     Integrating our operations and personnel with StarGuide has been and will continue to be a complex process. We are uncertain how quickly the integration will be completed or that it will achieve the anticipated benefits of the merger. The successful integration of StarGuide will require, among other things, integration of our products and services, network operations and engineering, assimilation of sales and marketing groups, integration of the companies' information and software systems, coordination of employee retention, hiring and training, and coordination of ongoing and future research and development efforts. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in the activities of the combined company's business. Further, the process of combining the companies could negatively affect employee morale and our ability to retain key employees of both companies after the merger.

As a result of the merger, the combined company has incurred and will continue to incur significant consolidation and integration expenses that we cannot accurately estimate at this time, which may negatively affect our financial condition and operating results.

     These costs include the relocation of certain operations from San Francisco and Reno, as well as the loss of benefits from favorable office leases. Actual integration costs may substantially exceed our estimates and may significantly effect on our financial condition and operating results.

Our business is highly dependent on electronic video advertising delivery service deployment.

     We have made a substantial investment in upgrading and expanding our network operating center, or NOC, and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the placement of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery. Our inability to place units in an adequate number of stations or our inability to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would seriously harm our business, operating results and financial position.

     In addition, we believe that to more fully address the needs of potential video delivery customers we will need to develop a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently have the capability to provide such services through our facilities in New York, Los Angeles and Chicago. However, we may not be able to contract successfully for and provide these services in those markets or any other major metropolitan area and we may not be able to provide competitive video distribution services in other United States markets.

     While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals. The reliability and cost-effectiveness of content delivery is highly dependent on the services provided by our telecommunication providers, as well as the technological capabilities of both our customers and the destinations to which content is delivered. We have chosen nationwide telecommunications providers that we believe are reliable. In addition, we have agreements with these providers so that they will provide us compensation if our agreed upon service levels are not achieved.


     In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could seriously harm our results of operations and financial condition.

We face risks associated with being delisted from the Nasdaq National Market.

     The holders of our registered common stock currently enjoy a substantial benefit in terms of liquidity by having such common stock listed on the Nasdaq National Market System. This benefit would be lost if we were to be delisted from the Nasdaq National Market. Nasdaq rules require, among other things, that our common stock trade at $1 per share or more on a consistent basis. While we believe we are currently in compliance with Nasdaq's continued listing requirements and corporate governance rules, we cannot assure you that this is the case or that we will be able to continue to keep our registered common stock listed on the Nasdaq National Market System or a similar securities exchange.

Our business is highly dependent on radio and television advertising; if demand for, or margins from, our radio and television advertising delivery services declines, our business will be adversely affected.

     We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition and results of operations:


          .  competition from new advertising media;

          .  new product introductions or price competition from competitors;

          . a shift in purchases by customers away from DG Systems' premium services; and


          .  a change in the technology used to deliver such services.

     Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, it would seriously harm our business, financial condition and results of operations.

StarGuide's inability to enter into or develop strategic relationships in its key industry segments could adversely impact our operating results.

     StarGuide's strategy depends in part on the development of strategic relationships with leading companies in key industry segments, including media broadcasters and digital system providers. StarGuide may not be able to successfully form or enter into such relationships, which may jeopardize StarGuide's ability to generate sales of its products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. This is particularly true with StarGuide's CoolCast(TM) service, which depends on relationships with providers of audio and video content and providers of broadband Internet access. StarGuide may not be able to obtain exclusive contracts with Internet service providers for deployment of its CoolCast(TM) service within their networks, and it is possible that many Internet service providers will allow StarGuide's competitors to install equipment at their sites and to provide similar broadband services within their networks. Various factors could limit StarGuide's ability to enter into or develop strategic relationships, including, but not limited to, StarGuide's relatively short operating history, history of losses and the resources available to StarGuide's competitors.

StarGuide's business will suffer if it is not able to overcome the numerous risks associated with the use of complex technology.

     The networks and the individual components within networks used in providing StarGuide's distribution and CoolCast(TM) services are highly complex. StarGuide's services may be subject to errors and defects in software or hardware. Additional problems in delivery of service could result from a variety of causes, including human error, physical or electronic security breaches, natural disasters, power loss, sabotage or vandalism. Despite precautions StarGuide may take, or its efforts to remedy such problems or defects, they could result in loss of or delay in revenues and loss of market share; loss of customers; failure to attract new customers or achieve market acceptance; diversion of development resources; loss of credibility; increased service costs; or legal action by StarGuide's customers. In addition, because some equipment involved in providing StarGuide's information distribution and CoolCast(TM) services are located in the facilities of others, such as broadcast affiliates, Internet service providers and broadband access providers, StarGuide must rely on third parties to care for equipment needed to provide StarGuide's services. For example, after StarGuide places its equipment in the facilities of others and ensures it is functioning properly, StarGuide relies on the facility to monitor the equipment to ensure that it maintains power, continues to receive a signal from the carrier and is connected to the facilities network in order to deliver the signal.

The future growth and profitability of StarGuide is highly dependent on the success of its CoolCast(TM) service.

     StarGuide's business plans and future growth are highly dependent on the successful deployment of StarGuide's CoolCast(TM) service. CoolCast(TM) is still in a preliminary stage of development and has not yet been fully deployed commercially. There currently is no economic model for CoolCast(TM) that is proven to generate a profit, and StarGuide may not be able to establish a successful economic model. The inability of StarGuide to accomplish any of the following could inhibit the profitability of CoolCast(TM) and could significantly affect our business, financial condition and results of operations:

          . protecting CoolCast(TM) intellectual property from infringement;

          . competing effectively in the market for delivery of Internet-related content;

          . obtaining necessary rights to video or audio content (or avoiding the requirement to expend significant capital in obtaining such rights);

          . gaining access to sufficient operational broadband delivery networks; or

          . establishing a workable and profitable business model for CoolCast(TM).

The success of CoolCast(TM) depends in part on the strength of the intellectual property associated with the CoolCast(TM) technology, which has not been fully established or tested and could be infringed upon by competitors.

     CoolCast(TM) is subject to significant competition from other companies seeking to establish businesses based on delivery of audio and video content in conjunction with Internet web sites. Based on review of competitors' products and the patents issued to StarGuide for CoolCast(TM), StarGuide believes that the technology on which certain of the competing services depend may infringe on StarGuide's CoolCast(TM)-related intellectual property, but there is no certainty that this is the case or that StarGuide will be able to prevent such competition on that basis. StarGuide continually reviews its strategy regarding intellectual property and will aggressively enforce its patents. StarGuide has not received any claims that CoolCast(TM) infringes on any competitor's proprietary technologies nor made any claims that a competitor's product infringes upon StarGuide's proprietary technologies.

StarGuide may be unable to secure rights from original creators or programmers for the audio and video content of the Coolcast(TM) service.

     The rights required to deliver content using StarGuide's CoolCast(TM) technology, which is in connection with Internet traffic, may be separate from the rights to deliver such content over the airwaves, by satellite or by cable. In some cases, providers of content to StarGuide may not have such necessary rights, which may be retained by original creators or programmers of the content. We cannot assure you that StarGuide will be able to secure the necessary rights to make CoolCast(TM) commercially viable. In addition, StarGuide may be required to enter into licenses or other agreements with rights-holders other than the companies that directly provide the content to StarGuide, which may increase costs.

Deployment of CoolCast(TM) is highly dependent on development and utilization of broadband last-mile networks.

     The development of broadbrand last-mile networks, such as those employing asynchronous digital subscriber lines, must be completed by entities other than StarGuide, such as telephone local exchange carriers. There is no certainty that this will occur or that it will occur within a timeframe needed to allow CoolCast(TM) to meet its business objectives.

StarGuide may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt StarGuide's business, dilute shareholder value or divert management attention.

     StarGuide's business strategy includes the acquisition of complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions including:


          . the difficulty of assimilating the operations and personnel of the acquired companies;

          . the potential disruption of StarGuide's business;

          . the inability of StarGuide's management to maximize the financial and strategic position of StarGuide by the successful incorporation of acquired technology and rights into StarGuide's product and service offerings;


          . the maintenance of uniform standards, controls, procedures and policies;

          . the potential loss of key employees of acquired companies; and

          . the impairment of relationships with employees and customers as a result of changes in management and operational structure.

     StarGuide may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with StarGuide's operations, personnel or technologies. Any inability of StarGuide to successfully integrate the operations, personnel, and technologies associated with an acquired business and/or product line with the operations and product lines of StarGuide may negatively affect our business and results of operation.


StarGuide faces risks associated with international sales that could adversely impact its business.

     StarGuide derives approximately 25% of its revenues from sales outside of the United States. StarGuide has increased and plans to continue to increase its international sales and marketing efforts and expects that revenues derived from international sales will continue to grow as a percentage of revenues. There are a number of risks inherent in our international business activities, including:


          . unexpected changes in United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers;

          . costs and risks associated with localizing products for foreign countries;

          . longer accounts receivable payment cycles due to increased delivery times;

          . potentially adverse tax consequences due to foreign governments attempting to restrict imports; and


          . limits on repatriation of earnings and the burdens of complying with or enforcing contracts under a wide variety of foreign laws.

     Fluctuations in currency exchange rates could materially affect revenues denominated in currencies other than the United States dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect StarGuide's international sales. In addition, StarGuide's earnings abroad may be subject to taxation by more than one jurisdiction. Each of these factors could adversely affect our business, earnings, financial condition, and results of operations.


StarGuide faces various risks associated with purchasing satellite capacity.

     As part of StarGuide's strategy of providing transmittal of audio, video, data, and other information using satellite technology, StarGuide periodically purchases satellite capacity from third parties owning satellite systems. Although StarGuide attempts to match expenditures in this area against anticipated revenues from sales of StarGuide's products to customers, StarGuide may not be successful at estimating anticipated revenues, and actual revenues from sales of StarGuide's products may not exceed StarGuide's expenditures for satellite capacity. In addition, purchases of satellite capacity require a significant amount of capital. Any inability on the part of StarGuide to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect our financial condition and results of operations.

Certain of StarGuide's products depend on satellites; any satellite failure could result in interruptions of StarGuide's service that could adversely impact our business, financial results and reputation.

     Satellites and their ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots. A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities.

     Certain of StarGuide's products rely on signals from satellites, including, but not limited to, satellite receivers and head end equipment. Any satellite failure could result in interruptions of StarGuide's service, adversely impacting our business. StarGuide attempts to mitigate this risk by having customers who purchase StarGuide's products procure their own agreements with satellite providers. For the fiscal year ended December 31, 2000, revenues derived from customers with whom StarGuide provided satellite services was less than 5% of total revenues.



                                  THE COMPANY

     We operate a nationwide digital network that beneficially links hundreds of advertisers and advertising agencies with more than 7,500 radio and 800 television stations across the United States and Canada. Our Network Operation Center located in Dallas delivers audio, video, image and data content that comprise transactions between the advertising and broadcast industries.

     In January 2001, we acquired StarGuide Digital Networks, Inc. Based on the competitive environment, we believe that StarGuide is a leading designer and provider of high-speed digital information transmission and distribution systems. StarGuide's patented technology -- digital distribution, compression and transmission systems combined with satellite and Internet technologies -- allows us to achieve high-quality, economical, flexible and high-throughput information flow without the need for connections between numerous locations, regardless of digital formatting or compression requirements. Integrated into many of our systems are StarGuide's proprietary digital audio compression and decompression ("codec") techniques and products.

     In September 1998, we acquired Digital Courier International, Inc., a provider of electronic distribution and communications services for the radio broadcast industry. Based on our revenue stream and customer base, we believe we are the most significant provider of audio spot advertising to radio stations with a market share of at least 50%. In late 1996, we entered the market for the electronic distribution of digital video spots to television stations, cable systems and networks. We generate our revenues principally from advertising agencies, advertisers, tape duplication vendors and dealers, syndicated programmers and music companies that principally service these markets. Our management believes that our digital network enables rapid, cost-effective and reliable transmission of audio and video broadcast content, and provides higher levels of quality, control and flexibility than physical distribution methods currently available.

     Our common stock is listed on the Nasdaq National Market under the symbol "DGIT." Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered hereby. We expect to incur expenses in connection with this offering in the amount of approximately $50,000 for registration, legal, accounting and miscellaneous fees and expenses.



                           REGISTERING SHAREHOLDERS

     This prospectus relates to the registration of securities on behalf of the registering shareholders named in this prospectus of up to 725,199 shares of common stock. The registering shareholders purchased these shares in December 1999 directly from us in a private placement transaction, and none of the registering shareholders are broker-dealers or affiliates of broker-dealers. Because the shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and the issuance of those shares was not registered with the Securities and Exchange Commission, the registering shareholders currently hold "restricted stock."


     We are registering the shares pursuant to our obligations under a registration rights agreement with the registering shareholders. We have agreed to use commercially reasonable efforts to keep this registration statement effective for the lesser of until the date as to which all of the shares held by a registering shareholder may be sold without registration in a single transaction pursuant to Rule 144(k) of the Securities Act or until all of the shares covered by this registration statement have been sold.

     The following table sets forth, to the best of our knowledge, information concerning the registering shareholders, the number of shares currently held by the registering shareholders, the number of shares to be offered and sold by the registering shareholders and the amount and percentage of common stock that will be owned by the registering shareholders following the offering (assuming sale of all shares of common stock being offered) by the registering shareholders:

                                                                                             Number of Shares        Percent of
                                Relationship to     Total Shares        Number of Shares       Held After         Outstanding After
Name                             DG Systems        Currently Held           Offered             Offering             Offering (1)
----                             ----------       ---------------           -------             --------             ---------
Entities affiliated with       See footnote (2)      4,987,911 (2)           241,733 (2)         4,746,178 (2)        6.7% (2)
  Pequot Capital Management,       below.
  Inc. (2)
Entities affiliated with       See footnote (3)      2,930,699 (3)           145,040 (3)         2,785,659 (3)        3.9% (3)
   Technology Crossover            below.
   Ventures (3)
Scott K. Ginsburg (4)          Chairman of the      24,948,728               241,733            24,706,995           35.0%
                              Board of Directors
Matthew E. Devine (5)         Director and Chief       936,633                96,693               839,940            1.2%
                               Executive Officer


(1) Based upon 70,537,481 shares of common stock outstanding on April 30, 2001 and assuming the sale of all shares of common stock offered by this registration statement and prospectus.

(2) Includes 375,367 shares held in the name of Pequot Offshore Private Equity Fund, Inc., 27,166 of which are being offered hereby; 2,964,740 shares held in the name of Pequot Private Equity Fund, L.P., 214,567 of which are being offered hereby; 823,902 shares held in the name of Pequot International Fund, Inc., none of which are being offered hereby; and 823,902 shares held in the name of Pequot Partners Fund, L.P., none of which are being offered hereby. Pequot Capital Management, Inc. is the investment advisor to Pequot Offshore Private Equity Fund, Inc., Pequot Private Equity Fund, L.P., Pequot International Fund, Inc. and Pequot Partners Fund, L.P. (the "Pequot Funds") and may be deemed to beneficially own all of such shares. Pequot Capital Management, Inc. acquired beneficial ownership of such shares from Dawson-Samberg Capital Management, Inc., the former investment advisor to the Pequot Funds. On January 1, 1999, Dawson-Samberg Capital Management, Inc. spun-off a portion of its investment management business to Pequot

     Capital Management, Inc., including the beneficial ownership of all of such shares formerly held by Dawson-Samberg Capital Management, Inc. Lawrence D. Lenihan, Jr., a member of our Board of Directors, is a Managing Director and minority stockholder of Pequot Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of all shares held or beneficially owned by or through such entity except to the extent of his pecuniary interest therein. Does not include warrants held by various entities of the Pequot Funds exercisable into 207,692 shares of common stock.

(3) Consists of 875,890 shares held by Technology Crossover Ventures, L.P., none of which are being offered hereby; 69,365 shares held by Technology Crossover Ventures, C.V., none of which are being offered hereby (collectively the "TCV I Funds"); 30,853 shares held by TCV II, V.O.F., 2,254 of which are offered hereby; 949,785 shares held by Technology Crossover Ventures II, L.P., 69,383 of which are offered hereby; 730,207 shares held by TCV II (Q), L.P., 53,343 of which are offered hereby; 129,585 shares held by TCV II Strategic Partners, L.P., 9,467 of which are offered hereby; and 145,014 shares held by Technology Crossover Ventures II, C.V., 10,593 of which are offered hereby (collectively, the "TCV II Funds"). Michael G. Linnert, a member of our Board of Directors until June 22, 2001, is a Non-Managing Member of Technology Crossover Management L.L.C. ("TCM I"), and Technology Crossover Management II, L.L.C. ("TCM II"). TCM I is the General Partner of the TCV I Funds and TCM II is the General Partner of the TCV II Funds. Mr. Linnert disclaims beneficial ownership of all shares held or beneficially owned by or through such entities except to the extent of his pecuniary interest therein. Does not include warrants held by various entities of the TCV I Funds and TCV II Funds exercisable into 115,385 shares of common stock.

(4) Includes 22,028,594 shares held in the name of Scott K. Ginsburg and 2,920,134 shares held in the name of Moon Doggie Family Partnership, L.P. Scott K. Ginsburg, the Company's Chairman of the Board, is the sole general partner of Moon Doggie Family Partnership, L.P. Does not include options exercisable into 433,300 shares of common stock, warrants issued to Moon Doggie Family Partnership, L.P. exercisable into 3,008,527 shares of common stock and warrants issued to Scott K. Ginsburg exercisable into 3,509,730 shares of common stock.


(5) Does not include options exercisable into 1,162,779 shares of common stock and warrants exercisable into 303,310 shares of common stock.


                             PLAN OF DISTRIBUTION

  The common stock covered by this prospectus may be offered and sold from time to time by the registering shareholders. A Rule 424(b) prospectus supplement will be filed for any limited partners, donees, successors-in-interest and pledgees who receive shares from any of the registering shareholders after the date of this prospectus, except to the extent otherwise permitted. After effectiveness of this registration statement, the shares of common stock covered by this prospectus may be sold by the registering shareholders in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares of common stock may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; (b) a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this prospectus, including resale to another broker or dealer; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) privately negotiated transactions; (e) through put or call transactions; (f) through short sales of the offered shares; and (g) through underwritten transactions or otherwise. The period of distribution of these shares of common stock may occur over an extended period of time. This offering is expected to terminate in July of 2003, or at such earlier time as all shares offered have been sold.


  The registering shareholders may effect such transactions by registering the shares of common stock directly to purchasers or to or through a broker or dealer, who may act as an agent or principal. Such broker or dealer may receive compensation in the form of discounts, concessions, or commissions from the registering shareholders and/or the purchasers of shares of common stock for whom such broker or dealer may act as agent or to whom he sells as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). We know of no existing arrangements between any registering stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

     The registering shareholders will not pay any of the proceeds from the sale of the shares of common stock to us. We expect to incur expenses in connection with this offering in the amount of approximately $50,000 for registration, legal, accounting and miscellaneous fees and expenses. The registering shareholders will be solely responsible for commissions and discounts of brokers, dealers or agents, other selling expenses and the fees and expenses of their own counsel related to registration and resale of their shares, if any, none of which expenses will be borne by us.

     In offering the securities, the registering shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the registering shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1934, as amended, in connection with such sales, and any profits realized by the registering shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.


     We intend to advise the registering shareholders that when they sell the securities, they (1) are required to comply with Regulation M under the Securities Exchange Act of 1934, as amended, (as described in more detail below), (2) may not engage in any stabilization activity, except as permitted under the Exchange Act, (3) are required to furnish each broker-dealer (who may offer this common stock) copies of this prospectus, and (4) may not bid for or purchase any of our securities or attempt to induce any person to purchase any securities except as permitted under the Exchange Act.

     Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.


                  DESCRIPTION OF SECURITIES TO BE REGISTERED

     A description of our common stock has been incorporated by reference to our registration statement on Form S-4, as filed with the Commission on September 15, 2000.


                                    EXPERTS

The consolidated financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by KPMG LLP and Arthur Andersen LLP, independent certified public accountants, and are incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing.



                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Gardere Wynne Sewell LLP.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the Commission are also available to the public at the Commission's web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Commission will update and supersede information filed earlier. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until this offering is completed.

     (a) Our Quarterly Report on Form 10-Q for the three months ended June 30, 2001, as filed on August 14, 2001 (File No. 000-27644).
     (b) Our Quarterly Report on Form 10-Q for the three months ended March 31, 2001, as filed on May 15, 2001 (File No. 000-27644).
     (c) Our Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, as filed on April 30, 2001 (File No. 000-27644).
     (d) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on March 30, 2001 (File No. 000-27644).
     (e) Our Current Report on Form 8-K/A, as filed on March 30, 2001 (File No. 000-27644).
     (f) Our Current Report on Form 8-K, as filed on January 18, 2001 (File No. 000-27644).
     (g) Our Amended Registration Statement on Form S-4/A, as filed on October 16, 2000 (File No. 333-45926).

     You may request a copy of these filings, at no cost, by writing or telephoning us at Digital Generation Systems, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

[BACK COVER]

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses payable in connection with the sale of the shares of Common Stock being registered under this registration statement. All amounts other than the registration fee payable to the Commission are estimates.


          Commission Registration Fee...................     $714.32

          Legal Fees and Expenses.......................     $15,000

          Accounting Fees and Expenses..................     $15,000

          Miscellaneous.................................     $20,000

               Total....................................     $50,714.32


Item 15.  Indemnification of Directors and Officers

  The Registrant's Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

  Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL"), every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.


  The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

  The Registrant's Certificate of Incorporation contains provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the DGCL.


Item 16.  Exhibits

5.1     Opinion of Gardere Wynne Sewell LLP
23.1    Consent of KPMG LLP

23.2    Consent of Arthur Andersen LLP
23.3    Consent of Gardere Wynne Sewell LLP (included in Exhibit 5.1)
24.1    Power of Attorney (included on signature page)*


*Previously filed.


                               Part II - Page 1

Item 17.  Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               Part II - Page 2

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this the 14/th/ day of September, 2001.


                                    DIGITAL GENERATION SYSTEMS, INC.

                                    By:  /s/ Matthew E. Devine
                                        ----------------------
                                      Matthew E. Devine, Chief Executive Officer




  Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 14/th/ day of September, 2001.



             Name                             Title
             ----                             -----

          *
-------------------------------     Chairman of the Board of
Scott K. Ginsburg                           Directors

 /s/ Matthew E. Devine
-------------------------------     Director; Chief Executive
Matthew E. Devine                            Officer
                                  (Principal Executive Officer)

          *
-------------------------------    Secretary; Chief Financial
Omar A. Choucair                             Officer
                                  (Principal Financial Officer
                                    and Principal Accounting
                                            Officer)

          *
-------------------------------             Director
Lawrence D. Lenihan, Jr.

          *
-------------------------------             Director
David M. Kantor

          *
-------------------------------             Director
Cappy R. McGarrr

          *
-------------------------------             Director
Robert J. Schlegel

          *
-------------------------------             Director
Kevin C. Howe

          *
-------------------------------             Director
Jeffrey A. Dankworth

          *
-------------------------------             Director
Eric L. Bernthal



*By:  /s/ Matthew E. Devine
    -----------------------
   Attorney-in-FactINDEX TO EXHIBITS

               EXHIBIT                   DESCRIPTION
               -------                   -----------

               5.1                       Opinion of Gardere Wynne Sewell LLP
               23.1                      Consent of KPMG LLP
               23.2                      Consent of Arthur Andersen LLP
               23.3                      Consent of Gardere Wynne Sewell LLP
                                         (included in Exhibit 5.1)
               24.1*                     Power of Attorney (included on
                                         signature page)



*Previously filed.